UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of report: May 3, 2022
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant’s name into English)

Innate Pharma S.A.
117 Avenue de Luminy-BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of Innate Pharma S.A. on Form F-3 (No. 333-252074) and Form S-8 (No. 333-257834), to the extent not superseded by documents or reports subsequently filed.
Information contained in this Report
On May 3, 2022, Innate Pharma S.A. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with SVB Securities LLC (“SVB Securities”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell American Depositary Shares (ADSs), each ADS representing one ordinary share, having an aggregate offering price of up to $75.0 million from time to time, through SVB Securities as its sales agent.
The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-252074).
Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. SVB Securities is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with SVB Securities’ normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.
The Company will pay SVB Securities a commission equal to three percent (3.0%) of the gross sales price per ADS sold through SVB Securities under the Sales Agreement and also has agreed to provide indemnification and contribution to SVB Securities with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.
The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and SVB Securities may terminate the Sales Agreement at any time upon five days’ prior notice.
The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Linklaters LLP, the Company’s French counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.
This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBIT LIST

Exhibit	Description
1.1	Sales Agreement, dated as of May 3, 2022, by and between Innate Pharma S.A. and SVB Securities LLC.
5.1	Opinion of Linklaters LLP.
23.1	Consent of Linklaters LLP (included in Exhibit 5.1).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

	By:	/s/ Mondher Mahjoubi

Date: May 3, 2022		Name	Mondher Mahjoubi
		Title:	Chairman of the Executive Board and Chief Executive Officer